SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

TAL Education Group

(Name of Issuer)

Class A Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G8663P 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Central Glory Investments Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,743,588(1) Yundong Cao may also be deemed to have sole voting power with respect to the foregoing shares.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,743,588(1) Yundong Cao may also be deemed to have sole dispositive power with respect to the foregoing shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,743,588(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.9%(1)(2) assuming all outstanding Class B common shares are converted into the same number of Class A common shares

12	Type of Reporting Person CO

(1)         Represents 7,743,588 Class A common shares, represented by 3,871,794 American depositary shares, held by Central Glory Investments Limited, a British Virgin Islands company. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited.

(2)         Based on 87,200,318 Class A common shares and 71,456,000 Class B common shares outstanding as of December 31, 2014. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

1	Name of Reporting Person Yundong Cao

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,743,588(3) Central Glory Investments Limited may also be deemed to have sole voting power with respect to the foregoing shares.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,743,588(3) Central Glory Investments Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,743,588(3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.9%(3)(4) assuming all outstanding Class B common shares are converted into the same number of Class A common shares

12	Type of Reporting Person IN

(3)         Represents 7,743,588 Class A common shares, represented by 3,871,794 American depositary shares, held by Central Glory Investments Limited, a British Virgin Islands company. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited.

(4)         Based on 87,200,318 Class A common shares and 71,456,000 Class B common shares outstanding as of December 31, 2014. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

Item 1(a).	Name of Issuer: TAL Education Group
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China

Item 2(a).	Name of Person Filing: Central Glory Investments Limited Yundong Cao
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Central Glory Investments Limited

c/o Yundong Cao

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Yundong Cao

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Item 2(c)	Citizenship: Central Glory Investments Limited — British Virgin Islands Yundong Cao — The People’s Republic of China
Item 2(d).	Title of Class of Securities: Class A common shares
Item 2(e).	CUSIP Number: G8663P 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:
The following information with respect to the ownership of the Common shares of the issuer by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of total outstanding shares on an as-converted basis:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Central Glory Investments Limited	7,743,588	(1)	8.9	%(3)	4.9	%(4)	7,743,588	(1)	0	7,743,588	(1)	0
Yundong Cao	7,743,588	(2)	8.9	%(3)	4.9	%(4)	7,743,588	(2)	0	7,743,588	(2)	0

Notes:

(1)   Central Glory Investments Limited, a British Virgin Islands company, is the record owner of 7,743,588 Class A common shares, represented by 3,871,794 American depositary shares. Yundong Cao is the sole owner and director of Central Glory Investments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Yundong Cao may also be deemed to beneficially own all of the shares held by Central Glory Investments Limited.

(2)   Yundong Cao, a citizen of the People’s Republic of China, is the beneficial owner of 7,743,588 Class A common shares, represented by 3,871,794 American depositary shares, held by Central Glory Investments Limited.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Central Glory Investments Limited may also be deemed to have sole voting power with respect to all of the shares beneficially owned by Yundong Cao.

(3)   To derive this percentage, (x) the numerator is 7,743,588, being 7,743,588 Class A common shares held or beneficially owned by the reporting person, and (y) the denominator is 87,200,318, being the number of the total Class A common shares of TAL Education Group outstanding as of December 31, 2014.

(4)   To derive this percentage, (x) the numerator is 7,743,588, being 7,743,588 Class A common shares held or beneficially owned by the reporting person, and (y) the denominator is the sum of (i) 87,200,318, being the number of the total Class A common shares of TAL Education Group outstanding as of December 31, 2014, and (ii) 71,456,000, being the number of the total Class B common shares of TAL Education Group outstanding as of December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2015

Central Glory Investments Limited	By:	/s/ Yundong Cao
	Name:	Yundong Cao
	Title:	Director

Yundong Cao	/s/ Yundong Cao
Yundong Cao

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement